

June 22, 2010

Shelly O'Brien, Esq.
General Counsel
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, Illinois 60601

>   **Re: Envestnet, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 8, 2010**
>   **File No. 333-165717**

Dear Ms. O'Brien:

We have reviewed your amended registration statement and the letter dated June 8, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition..., page 39</u>

<u>Recent Developments, page 43</u>

1.   We note your response to comment seven from our letter dated May 28, 2010. We note that you hired 20 staff from FundQuest to assist you in the ongoing administration of existing and new FundQuest customers. Further, you state that as a result, you expect an increase in your compensation and benefits expense in the future. Please disclose how much of a change you expect to your compensation and benefits expense as a result of your increased staff.

Our Customers, page 76

2.   We note your response to comment 12 from our letter dated May 28, 2010. Please discuss what "other steps" you would take to attempt to mitigate the effects of losing Fidelity as a customer and how you would "reallocate costs." Finally, please briefly discuss your ability to readily replace this customer with one or more other customers.

Incentive Compensation Program, page 91

3.   We note your response to bullet points three and four to comment 16 from our letter dated May 28, 2010. We also note that your 2009 Grants of Plan-Based Awards table that your named executive officers could earn threshold, target and maximum payouts under this program. Please expand your discussion to better to describe how you determine the amount of their threshold, target and maximum payouts and how you determine if a named executive officer's performance results in a threshold, target or maximum payout under the plan and how you arrived at the amounts that were ultimately awarded.

Financial Statements for the Year Ended December 31, 2009

Consolidated Balance Sheets, page F-3

4.   We note your presentation of pro forma stockholder's equity on the face of your balance sheet. As this disclosure is intended to convey the changes in your capitalization that will occur at the closing of your offering, and your most recent balance sheet provides the best estimate of your equity accounts at the time of closing, it does not appear meaningful to present this information for any period other than the most recent balance sheet date. Please revise accordingly.

Consolidated Statements of Operations, page F-4

5.   We have reviewed your responses to comment 91 in our letter dated April 23, 2010 and comment 26 in our letter dated May 28, 2010, along with the related revisions to your filing. As these revisions resulted in material changes to the net income attributable to common shareholders and the related income per share for 2007 and 2008, it is unclear to us why you have not presented these revisions as corrections of an error resulting in a restatement of your earnings per share. In this regard, we would expect you to indicate on the face of your consolidated statements of operations that your earnings per share for 2007 and 2008 have been restated, and we would expect similar disclosure of the restatement in your summary financial data and selected financial data. If you do not believe this presentation is appropriate, please provide us with your analysis under ASC 250-10-50 to support your current presentation. Additionally, please tell us how your auditors considered referring to the restatement of your earnings per share within their audit opinion and dual-dating their report.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edward Best, Esq.
       Mayer Brown LLP
       Via Facsimile